

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 23, 2009

<u>Via U.S. Mail and Facsimile</u>

Michael J. Pawelek
President and Chief Executive Officer
South Texas Oil Company
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

   Re: South Texas Oil Company
     Preliminary Information Statement on Schedule 14C
     Filed March 6, 2009
     File No. 1-33777

Dear Mr. Pawelek:

  We have completed our review of your Preliminary Information Statement and related filings and do not, at this time, have any further comments.

         Sincerely,

         H. Roger Schwall
         Assistant Director

cc: Roy D. Toulan, Jr. (210-545-3317)